Exhibit 99.3

WEIBO CORPORATION TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING CLASS A ORDINARY SHARES OF WEIBO CORPORATION Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. FOLD AND DETACH HERE Annual General Meeting FORAGAINST ABSTAIN Resolution 1 Resolution 2 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. Address Change Mark box, sign and indicate changes/comments below: Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Annual General Meeting 1. As an ordinary resolution: THAT Mr. Charles Chao shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. 2. As an ordinary resolution: THAT Mr. Yichen Zhang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. Weibo Corporation JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Annual General Meeting (the “AGM”) of Weibo Corporation, a Cayman Islands company, (the “Company”) will be held at 2:00 p.m. (Hong Kong time), on Thursday, November 5, 2015 at 42nd floor, Edinburgh Tower, The Landmark, 15 Queen's Road, Central, Hong Kong, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares of the Company (the “Shares”) represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Resolutions. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), November 2, 2015. Only the registered holders of record as of the close of business on September 24, 2015 will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Shares of the Company, of record on September 24, 2015, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Shares of the Company represented by ADRs, in accordance with the instructions given on this card. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on November 2, 2015. To view the proxy materials, please visit http://phx.corporate-ir.net/phoenix.zhtml?c=253076&p=irol-agm JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.